UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of May 2023
Commission File Number: 001-40331

Enthusiast Gaming Holdings Inc. / Canada

(Exact name of registrant as specified in its charter)

90 Eglinton Avenue East, Suite 805, Toronto, ON, M4P 2Y3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐          Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 and Exhibit 99.2 to this report on Form 6-K are hereby incorporated by reference into Enthusiast Gaming Holdings Inc.’s Registration Statement on Form F-10 (File No. 333-255725) and is Registration Statement on Form S-8 (File No. 333-271652).

Exhibit 99.3 and Exhibit 99.4 to this report on Form 6-K are furnished, not filed, and will not be incorporated by reference into any registration statement.

EXHIBIT INDEX

Exhibit No:	Description
99.1	Enthusiast Gaming Holdings Inc. Management’s Discussion and Analysis for the Three Months Ended March 31, 2023, dated May 15, 2023.
99.2	Enthusiast Gaming Holdings Inc. Condensed Consolidated Interim Financial Statements for the Three Months Ended March 31, 2023 (Expressed in Canadian Dollars), dated May 15, 2023.
99.3	52-109F2 – Certification of interim filings – CFO dated May 15, 2023.
99.4	52-109F2 – Certification of interim filings – CEO dated May 15, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enthusiast Gaming Holdings Inc.

	By:	/s/ Alex Macdonald
Alex Macdonald
Date: May 15, 2023		Chief Financial Officer